
20549-0408

October 28, 2005

Roger B. Whaley
President
Carolina National Corporation
1350 Main Street
Columbia, South Carolina 29201

Re: Carolina National Corporation
   Form SB-2, filed September 30, 2005
   File Number 333-128744
   Form 10-KSB, for the year ended December 31, 2004
   File Number 0-50257

Dear Mr. Whaley:

We have reviewed your Form SB-2, Form 10-KSB and related documents and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Carolina National Corporation, page 1

1.   Please delete the compounded growth rates from the last sentence. These figures do not reflect inter-period ups and downs and, in your case, do not take into account that you had only start up levels of assets and liabilities on July 15, 2002.

2.   Revise the discussion of your growth to include the year to year numbers. Also, clarify that you did not generate net income for any of the relevant periods other than the most recent period.

The Columbia Market, page 1

3.   Where feasible please revise to use the same periods of time for comparison, such as at the top of page 2, in order to allow for more relevant comparison.

Risk Factors, page 6
We may be unable to successfully mange our sustained growth..., page 6

4.   Revise this risk factor or add separate disclosure to discuss the fact that your equity to asset ratio and your regulatory capital ratios have declined as you have implemented your growth strategy.

Use of Proceeds, page 9

5.   Please revise to quantify the principal uses of proceeds. In particular, disclose the cost of the new branch you plan to build, indicate the amount of funds you will have left over for further branch expansion and discuss how many additional branches you expect to be able to put in service with this amount. You say that this is one of the most important reasons for the offering.

Market for Common Stock..., page 10

6.   It appears from your filing history with the Commission that both of your two, previous public offerings took place in 2002. Please revise as appropriate.

7.   To the extent known to management, indicate the high and low trading price information for the periods required by Item 201(a)(ii) of Regulation S-B. This is particularly important given that there is no other source for this information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 13

8.   In the Risk Factors section, you discuss how your growth strategy will adversely affect your profitability in the coming periods. Revise this section to provide an extensive analysis by management of the particular effects, including up front costs. Also, discuss the implementation of the plan so far and the break even analysis of current and planned branches.

Provision and Allowance for Loan Losses
General, page 17

9.   Please revise to provide a discussion of management's intent for developing an allowance for loan loss methodology based on the specific characteristics of your loan portfolio, including when you anticipate implementing your methodology. We note the significant growth in your loan portfolio.

10.   Please revise here and in the footnotes, as applicable, to include a complete description if your accounting policy for the allowance for loan losses. Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses.   Your revisions should clarify how you apply SFAS 114, SFAS 118 and SFAS 5 to your portfolio in determining the appropriateness of the allowance for loan loss.

Three and Six Month Periods Ended June 30, 2005 and 2004
Net Interest Income, page 26

11.   Please tell us why the amounts reported in the schedule of interest income and expense, including average yields on assets and liabilities, net interest income, spread, and margin are not consistent with the amounts presented in the Form 10-QSB filed for the period ended June 30, 2005.

Capital Resources, page 31

12.   Please expand the risk-based capital ratios disclosure to include in tabular form your required levels, actual levels and excess or shortfall.

13.   Indicate whether you are well capitalized or at what other level you are, together with the significance of this. We note that a principal reason for the offering is to increase your capital levels. Please also reflect this and the prior comment in your future Form 10-KSB.

Underwriting, page 55

14.   We note that you state that Scott and Stringfellow may change the price of the offering. Please confirm that any changes to the price after effectiveness will be accomplished using a post effective amendment, and will occur prior to confirmations being sent on any of the shares.

Financial Statements, page F-1
Note 1: Summary of Significant Accounting Policies, page F-7
General

15.   Please revise your disclosure to include your policy for determining which items are treated as cash equivalents. Refer to paragraph 10 of SFAS 95.

Note 4: Loans Receivable, page F-13

16.   Please revise here or in MD&A to include the disclosures required by Item IV.B of Industry Guide 3. Alternatively, provide the disclosures required Instruction 2 to Item IV.B of Industry Guide 3.

Note 10: Leases, page F-15

17.   Please revise your disclosure to include your accounting policy for the operating leases under paragraph 19(b) of SFAS 13.

Note 14: Stock Compensation Plan, page F-16

18.   Please revise your disclosure to include the disclosures required by paragraph 47 of SFAS 123 for all periods in which an income statement is presented.

Note 15: Loss per Share, page F-17

19.   Please revise your disclosure to include the number of securities that could potentially dilute basic EPS in the future that were, not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented. Please refer to paragraph 40(c) of SFAS 128.

Note 22: Reclassifications, page F-22

20.   Please revise your statements of cash flows for 2004 and 2003 to reflect the disclosed reclassifications.

Interim Financial Statements

General

21.   Please revise based on the comments issued above, as applicable.

Consolidated Balance Sheet, page F-23

22.   Please revise to provide a complete heading to the information being presented.

Note 3: Stock Based Compensation, page F-28

23.   We note that you have adjusted the expected life of your options and warrants for valuation purposes. Please revise to disclose which securities are impacted by this change in estimate and how you considered paragraph 19 of SFAS 123 in determining the appropriateness of your accounting.

Signature Page

24.   Pursuant to the signature instructions for this form, identify the person serving in the capacity of principal accounting officer. One person may serve in more than one capacity.

Exhibits

25.   We note that certain exhibits will be filed in the future. We may have comments on this information once you have filed it.

26.   Please file an executed version of the warrant agreement included as Exhibit 10.1.

General Accounting

27.   Please include an updated consent from your independent accountants in the pre-effective amendment.

28.   Please update the financial statements under Item 310(g) of Regulation S-B, as applicable.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Margaret Fitzgerald at 202-551-3556, or to Paul Cline, Senior Accountant, at 202-551-3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By fax : George S. King
          Fax number 803-765-1243